EXHIBIT 21
SUBSIDIARIES OF THE REGISTRANT

	Jurisdiction	Holder of
Name	of Incorporation/Organization	Outstanding Stock
BancorpSouth Bank	Mississippi	BancorpSouth, Inc.

Personal Finance Corporation	Tennessee	BancorpSouth Bank

Century Credit Life Insurance Company	Mississippi	BancorpSouth Bank

BancorpSouth Insurance Services, Inc.	Mississippi	BancorpSouth Bank

BancorpSouth Investment Services, Inc.	Mississippi	BancorpSouth Bank

BancorpSouth Municipal Development Corporation	Arkansas	BancorpSouth Bank

BancorpSouth Capital Trust I	Delaware	BancorpSouth, Inc.

Business Holding Company Trust I	Delaware	BancorpSouth, Inc.

American State Capital Trust I	Delaware	BancorpSouth, Inc.

Signature Bancshares Preferred Trust I	Delaware	BancorpSouth, Inc.

City Bancorp Preferred Trust I	Delaware	BancorpSouth, Inc.

Gumtree Wholesale Insurance Brokers, Inc.	Mississippi	BancorpSouth, Inc.